EXHIBIT 99.1

Brookfield Infrastructure Reports Third Quarter 2023 Results

BROOKFIELD, NEWS, Nov. 01, 2023 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the third quarter ended September 30, 2023.

“We had strong financial results and delivered on all of our strategic initiatives to date in 2023,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure Partners. “We have demonstrated our ability to use our size, scale and diversification to continue recycling capital at good valuations, while investing at higher returns on our new investments.”

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited[1]	2023	2022	2023	2022
Net income[2]	$104	$113	$505	$359
– per unit[3]	$0.03	$0.05	$0.34	$0.17
FFO[4]	$560	$525	$1,666	$1,531
– per unit[5]	$0.73	$0.68	$2.16	$1.99

Brookfield Infrastructure reported net income of $104 million for the three-month period ended September 30, 2023 compared to $113 million in the prior year. Current year results benefited from the contribution associated with recently completed acquisitions and organic growth across our base business. These positive impacts were partially offset by higher borrowing costs associated with the financing of growth initiatives and lower gains on currency and commodity contracts than in the same period last year.

Funds from operations (FFO) in the quarter was $560 million, a 7% increase compared with the same period last year. Results benefited from strong base business performance reflecting higher tariffs and the commissioning of approximately $1 billion of capital projects in the past 12 months. Our financial results do not reflect the benefit of new investments this year and we are conversely impacted by nearly $2 billion of asset sales that primarily closed in the second quarter of 2023. The fourth quarter will fully reflect the contributions of our new investments, which closed right before, or subsequent to, September 30.

Segment Performance

The following table presents FFO by segment:

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited[1]	2023	2022	2023	2022
FFO by segment
Utilities	$229	$196	$661	$551
Transport	205	203	596	587
Midstream	163	172	522	538
Data	66	60	208	178
Corporate	(103)	(106)	(321)	(323)
FFO[4]	$560	$525	$1,666	$1,531

The utilities segment generated FFO of $229 million, an increase of 17% from the comparable period last year. Organic growth for the segment was over 10%, reflecting inflation indexation and the commissioning of approximately $500 million of capital into the rate base during the last 12 months. Current quarter results benefited from the expansion of our residential decarbonization infrastructure platform in North America and Europe, following the acquisition of HomeServe in January 2023. This positive contribution was partially offset by the sale of our interest in an Australian regulated utility in August of this year.

The transport segment generated FFO of $205 million for the quarter, with organic growth of 7% compared to the same period last year. Rates across the portfolio have broadly increased, with our global toll road tariffs increasing by 8% and our rail networks passing through rate increases of 7% compared to the same period last year. Volumes remained consistent, reinforcing the criticality of our assets despite softness in the broader global transportation network. Partially offsetting the strong underlying operational performance were higher borrowing costs at our U.K. port operations, the normalization of commodity prices at our U.S. LNG export terminal and the sale of our Indian toll road portfolio that was completed in June 2023.

FFO from our midstream segment was $163 million, a 5% decrease compared to the prior period, due to the partial sale of our interest in a U.S. gas pipeline in June of this year and the normalization of market sensitive revenues at our Canadian diversified midstream business. Results were supported by increased utilization and higher contracted cash flows across the segment compared to last year, as well as the initial contribution from the Heartland Petrochemical Complex.

FFO from our data segment was $66 million, an increase of 10% from the same period last year. The increase is attributable to the acquisitions of a European telecom tower operation in February 2023 and a European hyperscale data center platform that closed in August. The prior period included contributions from a New Zealand integrated data distribution business that was sold in June of this year.

Update on Strategic Initiatives

The market backdrop has created a strong environment for capital deployment, with returns on new investments expected to be well in excess of our 12-15% target. Our 2023 deployment is expected to provide us with some of the best risk-adjusted returns we have seen in the last decade.

The take-private of Triton, our global intermodal logistics operation, closed on September 28. Brookfield Infrastructure invested approximately $1.2 billion for a 28% interest, funded primarily using new BIPC shares as transaction consideration. We expect to generate a base case IRR above our targets, derived largely from the in-place cash yield. The leading market position and highly cash generative nature of the business provides strong operational flexibility to invest in fleet replacements and growth during favorable markets, or to harvest cash in less attractive markets.

We are also very excited about the opportunities across our data center platform, which has grown significantly following the acquisitions of Data4 and Compass that closed in August and October, respectively. Most recently, we reached an agreement to acquire a portfolio of data centers out of bankruptcy from Cyxtera, as well as the associated real estate underlying several of the sites from third-party landlords. We believe we will generate strategic value by combining Cyxtera with Evoque to create a leading retail colocation data center provider, with over 330 megawatts of capacity deployed in high demand areas across North America. The combined platform will have the scale, assets and capabilities required to provide critical infrastructure for its over 2,500 customers to support the exponential increase in demand from industry tailwinds, including AI and cloud deployments.

The total purchase price for the data centers and associated real estate underlying the sites is approximately $1.3 billion, inclusive of transaction costs and net of proceeds received from concurrently selling non-core Cyxtera sites to a third-party. Funding has been secured and will be collateralized by the combined portfolio of Cyxtera’s and Evoque’s data centers and associated real estate. As part of this transformative transaction, cash flow for the combined entity will undergo a step-change improvement from the real estate acquisitions, financial synergies and lease savings negotiated with Cyxtera’s third-party landlords during the bankruptcy process. The transaction is expected to close in Q1 2024 and is subject to customary closing conditions.

Distribution and Dividend Declaration

The Board of Directors of BIP has declared a quarterly distribution in the amount of $0.3825 per unit, payable on December 29, 2023 to unitholders of record as at the close of business on November 30, 2023. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the capital gains dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.3825 per share, also payable on December 29, 2023 to shareholders of record as at the close of business on November 30, 2023.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Third Quarter 2023 Results, as well as Letter to Unitholders and Supplemental Information, under the Investor Relations section at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am EST, please pre-register at https://register.vevent.com/register/BI95ca4eecbc3047b5b1db2c6bf574df34. Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/ozkjpybg.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at http://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $850 billion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investors:
Simon Maine	Stephen Fukuda
Managing Director	Vice President
Corporate Communications	Corporate Development & Investor Relations
Tel: +44 739 890 9278	Tel: +1 416 956 5129
Email: simon.maine@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP and BIPC’s respective units and shares, and may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 11 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2023 was 458.8 million and 458.6 million (2022: 458.2 million and 458.0 million).
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. FFO includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 9 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and nine-month periods ended September 30, 2023 were 772.1 million and 771.7 million (2022: 771.3 million and 771.2 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept. 30, 2023	Dec. 31, 2022

Assets
Cash and cash equivalents	$1,307	$1,279
Financial assets	878	785
Property, plant and equipment and investment properties	50,953	37,991
Intangible assets and goodwill	29,753	20,611
Investments in associates and joint ventures	5,046	5,325
Deferred income taxes and other	9,801	6,978
Total assets	$97,738	$72,969

Liabilities and partnership capital
Corporate borrowings	$5,272	$3,666
Non-recourse borrowings	38,846	26,567
Financial liabilities	2,579	2,067
Deferred income taxes and other	17,055	15,115

Partnership capital
Limited partners	5,394	5,372
General partner	28	27
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,216	2,263
Exchangeable units/shares[1]	1,617	1,361
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	23,520	15,320
Preferred unitholders	918	918
Total partnership capital	33,986	25,554
Total liabilities and partnership capital	$97,738	$72,969
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P. Consolidated Statements of Operating Results

	For the three months ended September 30		For the nine months ended September 30
US$ millions, except per unit information, unaudited	2023	2022	2023	2022

Revenues	$4,487	$3,627	$12,961	$10,719
Direct operating costs	(3,384)	(2,590)	(9,893)	(7,808)
General and administrative expense	(100)	(109)	(312)	(338)
	1,003	928	2,756	2,573
Interest expense	(640)	(480)	(1,775)	(1,358)
Share of earnings from associates and joint ventures	96	5	472	25
Mark-to-market gains	34	95	27	228
Other (expense) income	(99)	(54)	101	37
Income before income tax	394	494	1,581	1,505
Income tax (expense) recovery
Current	(142)	(70)	(418)	(370)
Deferred	4	(63)	9	(55)
Net income	256	361	1,172	1,080
Non-controlling interest of others in operating subsidiaries	(152)	(248)	(667)	(721)
Net income attributable to partnership	$104	$113	$505	$359

Attributable to:
Limited partners	$23	$32	$184	$108
General partner	66	60	198	180
Non-controlling interest
Redeemable partnership units held by Brookfield	10	13	76	45
Exchangeable units/shares[1]	5	8	47	26
Basic and diluted losses per unit attributable to:
Limited partners[2]	$0.03	$0.05	$0.34	$0.17
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2023 was 458.8 million and 458.6 million (2022: 458.2 million and 458.0 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2023	2022	2023	2022

Operating Activities
Net income	$256	$361	$1,172	$1,080
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	30	64	191	210
Depreciation and amortization expense	669	520	1,946	1,616
Mark-to-market, provisions and other	156	(64)	48	(243)
Deferred income tax (recovery) expense	(4)	63	(9)	55
Change in non-cash working capital, net	(117)	(268)	(871)	(573)
Cash from operating activities	990	676	2,477	2,145

Investing Activities
Net (investments in) proceeds from:
Operating assets	(5,970)	(271)	(10,145)	(313)
Associates	435	(193)	405	(589)
Long-lived assets	(616)	(761)	(1,612)	(2,074)
Financial assets	69	8	245	27
Net settlements of foreign exchange contracts	2	89	2	113
Other investing activities	(10)	—	(678)	—
Cash used by investing activities	(6,090)	(1,128)	(11,783)	(2,836)

Financing Activities
Distributions to limited and general partners	(377)	(354)	(1,130)	(1,065)
Net borrowings:
Corporate	652	493	1,610	1,311
Subsidiary	777	217	3,323	1,610
Net preferred units redeemed	—	—	—	(243)
Partnership units issued	2	3	10	11
Settlement of deferred consideration	—	(118)	—	(1,155)
Net capital provided by (to) non-controlling interest	4,514	(201)	6,758	(232)
Lease liability repaid and other	(479)	323	(1,260)	233
Cash from financing activities	5,089	363	9,311	470

Cash and cash equivalents
Change during the period	$(11)	$(89)	$5	$(221)
Cash reclassified as held for sale	—	(101)	(6)	(131)
Impact of foreign exchange on cash	(62)	(58)	29	(1)
Balance, beginning of period	1,380	1,301	1,279	1,406
Balance, end of period	$1,307	$1,053	$1,307	$1,053

Brookfield Infrastructure Partners L.P. Reconciliation of Net Income to Funds from Operations

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2023	2022	2023	2022

Net income	$256	$361	$1,172	$1,080
Add back or deduct the following:
Depreciation and amortization	669	520	1,946	1,616
Share of earnings from investments in associates and joint ventures	(96)	(5)	(472)	(25)
FFO contribution from investments in associates and joint ventures[1]	225	227	709	648
Deferred tax (recovery) expense	(4)	63	(9)	55
Mark-to-market gains	(34)	(95)	(27)	(228)
Other expense[2]	194	122	142	137
Consolidated Funds from Operations	$1,210	$1,193	$3,461	$3,283
FFO Attributable to non-controlling interests[3]	(650)	(668)	(1,795)	(1,752)
FFO	$560	$525	$1,666	$1,531
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P. Statements of Funds from Operations per Unit

	For the three months ended September 30		For the nine months ended September 30
US$, unaudited	2023	2022	2023	2022

Earnings per limited partnership unit[1]	$0.03	$0.05	$0.34	$0.17
Add back or deduct the following:
Depreciation and amortization	0.46	0.40	1.36	1.25
Deferred taxes and other items	0.24	0.23	0.46	0.57
FFO per unit[2]	$0.73	$0.68	$2.16	$1.99
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2023 was 458.8 million and 458.6 million (2022: 458.2 million and 458.0 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and nine-month periods ended September 30, 2023 was 772.1 million and 771.7 million (2022: 771.3 million and 771.2 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports Third Quarter 2023 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.3825 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on December 29, 2023 to shareholders of record as at the close of business on November 30, 2023. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR+ at https://sedarplus.ca.

Results

The net income of BIPC is captured in the Partnership’s financial statements and results.

BIPC reported net income of $1,009 million for the three-month period ended September 30, 2023, compared to $331 million in the prior year. After removing the impact of the revaluation on our own Shares that are classified as liabilities under IFRS, underlying earnings were consistent with the prior year. Current period results benefited from inflation indexation across our business and capital commissioned into rate base at our U.K. regulated distribution business. These benefits were offset by transaction costs associated with the acquisition of our global intermodal logistics operation that closed in September and higher financing costs at our U.K. regulated distribution business as a result of incremental borrowings.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the three-for-two split of BIP’s and BIPC’s respective units and Shares, the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Corporation Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept. 30, 2023	Dec. 31, 2022

Assets
Cash and cash equivalents	$241	$445
Due from Brookfield Infrastructure	1,292	566
Property, plant and equipment	13,780	4,718
Intangible assets	3,658	2,847
Investments in associates	—	428
Goodwill	1,737	518
Deferred tax asset and other	2,906	656
Total assets	$23,614	$10,178

Liabilities and Equity
Accounts payable and other	$1,303	$781
Loans payable to Brookfield Infrastructure	26	26
Exchangeable and class B shares	3,875	3,426
Non-recourse borrowings	12,021	4,577
Financial liabilities	84	72
Deferred tax liabilities and other	2,335	1,657

Equity
Equity in net assets attributable to the Partnership	(315)	(1,119)
Non-controlling interest	4,285	758
Total equity	3,970	(361)
Total liabilities and equity	$23,614	$10,178

Brookfield Infrastructure Corporation Consolidated Statements of Operating Results

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2023	2022	2023	2022

Revenues	$551	$454	$1,586	$1,394
Direct operating costs	(146)	(121)	(442)	(386)
General and administrative expenses	(16)	(17)	(49)	(54)
	389	316	1,095	954

Interest expense	(162)	(147)	(476)	(392)
Share of (losses) earnings from investments in associates	(24)	8	(20)	4
Remeasurement of exchangeable and class B shares	917	257	309	516
Mark-to-market and other	(16)	(32)	22	64
Income before income tax	1,104	402	930	1,146
Income tax (expense) recovery
Current	(93)	(53)	(262)	(253)
Deferred	(2)	(18)	(8)	64
Net income	$1,009	$331	$660	$957

Attributable to:
Partnership	$913	$229	$338	$529
Non-controlling interest	96	102	322	428

Brookfield Infrastructure Corporation Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2023	2022	2023	2022

Operating Activities
Net income	$1,009	$331	$660	$957
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	24	1	23	22
Depreciation and amortization expense	59	51	171	159
Mark-to-market and other	37	51	32	(3)
Remeasurement of exchangeable and class B shares	(917)	(257)	(309)	(516)
Deferred income tax expense (recovery)	2	18	8	(64)
Change in non-cash working capital, net	(57)	19	(173)	14
Cash from operating activities	157	214	412	569

Investing Activities
Disposal of (investments in) associates	435	—	435	(455)
Purchase of long-lived assets, net of disposals	(122)	(122)	(381)	(375)
Purchase of financial assets and other	(53)	—	(57)	(71)
Acquisition of subsidiaries	(3,086)	—	(3,086)	—
Cash used by investing activities	(2,826)	(122)	(3,089)	(901)

Financing Activities
Net capital provided by (to) non-controlling interest	2,629	(276)	2,466	(412)
Net (repayments) borrowings	(65)	(50)	(7)	1,520
Settlement of deferred consideration	—	—	—	(1,037)
Cash from (used by) financing activities	2,564	(326)	2,459	71

Cash and cash equivalents
Change during the period	$(105)	$(234)	$(218)	$(261)
Impact of foreign exchange on cash	(10)	(13)	14	57
Balance, beginning of period	356	512	445	469
Balance, end of period	$241	$265	$241	$265